
ALTRAN

03 APR -3 AM 7:21

251, BD PEREIRE - 75017 PARIS
TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 22

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA


03022014

Paris, February 25th 2003

SUPPL PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Letter to shareholders, published on the Internet on March 12th 2003 enclosed as Exhibit 1

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

E-mail : direction@altran-group.com

File n° 82-5164

03 MAR -3 AM 7:21

FINANCIAL RELEASE
EXHIBIT 1

12th March 2003


ALTRAN
TECHNOLOGIES

Dear Madam,
Dear Sir,

Through your renewed confidence in Altran, you have contributed to making us the Group we are today: an organization of men and women, engineers, consultants, project leaders and managers whose wealth of experience and rigorous expertise have enabled us to make and develop some of the most successful technological advances of the past twenty years – and to do so, in such fields as diversified as aeronautics, transportation, energy, life sciences, food production, telecommunications, ecology …

Altran's teams played a part in the development of cutting edge technologies, such as the most recent generation of TGV high-speed trains, automatic pilot systems, fossil fuel liquefaction, soil remediation, and new pain killing treatments.

So many achievements that give Altran its uncontested position as *a leading consultant in the field of innovation technology in Europe*, a Group of 18.000 people, also present in the United States, Asia, and Latin America, which has gained the confidence of the largest multinational companies; a Group which on December 31, 2002 boasted a turnover of 1.352 billion euros, an increase of 5.7%.

Today, Altran is faced with a crisis. On the one hand, this is the result of the international situation and the world economy which paralyze energies and deprive experienced observers of their usual landmarks, and on the other hand, it is the result of our decentralized organization model. This organization has enabled Altran to grow rapidly, but today requires a reinforcement of its financial control systems.

On February 13, 2003, Altran filed a complaint against three executives of the Group, who were dismissed. The charges of the complaint were the following: theft, breach of trust, active and passive corruption, attempts at blackmail and manipulation of Stock Exchange quotations. This complaint follows those filed by Altran with prosecutors on October 21, 2002 and with the COB the French market authority on September 11, 2002 (for dissemination of false information and for manipulating quotations).

On January 30, 2003, a legal inquiry was initiated against X and Altran joined in as civil plaintiff. This legal proceeding followed a case opened by the prosecutor on October 10, 2002, the same date that a press article was published on the results of the first half of 2002 (On October 8, 2002, the results of the first half of 2002 were published with the comment "audited figures under review"). Altran immediately asked its auditors, in concert with the COB, to perform a thorough audit of the 2001 accounts and the accounts of the first half of 2002.

When the audit was completed and the results corrected, the auditors confirmed the authenticity of the 2001 accounts and those of the first half of 2002 published on November 15, 2002. The auditors informed the prosecutor that to the best of their knowledge, no other item was likely to attract his attention.

Altran's aims for 2003:

Restore confidence in the accounts and improve financial information. An audit committee will be created within the Board of Directors once several independent directors have been appointed (at the next general meeting of shareholder).

Combine cash flow generation with continued growth. To this end, Altran is working at improving its financial situation in order to meet its future obligations and ensure the financing of its growth.

Consolidate the considerable footprint it possesses throughout Europe, Asia and the United States.

Restore satisfactory margins.

The above measures should enable Altran to recover market confidence and regain a level of valuation better reflecting the wealth of the Group.

We shall meet again in April when our results are published and we thank you for your continued trust. You will find the latest releases, presentations and conference calls on www.altran.net

Alexis Kniazeff
Chairman